PEMBINA PIPELINE CORPORATION
SUPPLEMENTAL FINANCIAL INFORMATION
Exhibit to March 31, 2020 Condensed Consolidated Interim Statements of Earnings and Comprehensive Income

The following ratio is for the twelve month period then ended.

Twelve Months Ended March 31, 2020
Earnings coverage(1)	3.7

(1)
Earnings coverage is equal to profit attributable to owners of Pembina before borrowing costs and income taxes divided by borrowing costs (including capitalized costs) and dividend obligations on preferred shares.